Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit1 of

US$65.3 million for Q2 Fiscal 2016 and US$128.8 million for

the half year ended 30 September 2015

James Hardie announces a financial year 2016 first half dividend of

US 9.0 cents per security

James Hardie today announced results for the second quarter of fiscal year 2016 and the half year ended 30 September 2015:

•	Group Adjusted net operating profit[1] of US$65.3 million for the quarter and US$128.8 million for the half year, was flat and an increase of 12%, respectively, compared to the prior corresponding periods (“pcp”);

•	Adjusted net operating profit[1] for the quarter was flat compared to pcp due to higher Adjusted income tax expense and higher gross interest expense offsetting the favourable performance by our operating business units during the current quarter;

•	Group Adjusted EBIT[1] of US$95.3 million for the quarter and US$185.0 million for the half year, an increase of 12% and 18%, respectively, compared to pcp;

•	Group net sales of US$450.2 million for the quarter and US$878.5 million for the half year, an increase of 2% for both the quarter and half year, compared to pcp;

•	USA and Europe Fiber Cement Segment net sales of US$361.9 million for the quarter and US$698.9 million for the half year, an increase of 8% and 6%, respectively, compared to pcp;

•	USA and Europe Fiber Cement Segment EBIT margin of 24.7% for the quarter and 25.6% for the half year; and

•	Asia Pacific Fiber Cement Segment A$ EBIT margin excluding New Zealand weathertightness claims of 24.7% for the quarter and 23.2% for the half year.

CEO Commentary

James Hardie CEO Louis Gries said: “Financial returns in the second quarter were again strong in all business units driven, in particular, by the strong operating performance in our USA plants and lower input and freight costs relative to the same period last year. Primary Demand Growth (“PDG”) however, in our USA business, again tracked below our targeted level. The reduction in USA PDG over the last several quarters is a key focus area for management, and it is expected to take several quarters to lift our growth rate back to targeted levels. We do not feel that the reduced PDG has been driven by external factors.

Mr Gries added, “On 19 October we announced a management realignment that re-established the JHBP President’s position and Management Team. It is envisaged that the new management will better position us to address the execution gaps that we feel are contributing to the reduction of PDG.”

[1]	The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter and half year ended 30 September 2015.

Outlook

The Company expects our USA and Europe Fiber Cement segment EBIT margin to be towards the higher end of, and may exceed, its stated target range of 20% to 25% for the fiscal year 2016, with a likely return to the target range in subsequent years. The expectation is based upon the Company continuing to achieve strong operating performance in its plants, consistent with recent quarters, and stable input cost trends.

Net volume growth for the USA and Europe Fiber Cement segment is likely to be modest and in line with overall market growth, inclusive of both the new construction and repair and remodel markets. in our US business is expected to track below our targeted level for the fiscal year 2016. It is expected to take several quarters to lift our growth rate back to targeted levels. We expect primary demand growth will revert towards longer term trends, consistent with the company’s 35/90 strategy, in subsequent years.

Net Sales from the Australian business are expected to grow slightly above the average growth of the domestic alterations and additions and single detached housing markets. Similarly, the New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland, although at a more moderate rate of growth than the prior year. The Philippines business has experienced robust growth year to date and this is expected to continue.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$252 million and US$270 million. Management expects full year Adjusted net operating profit to be between US$230 million and US$250 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts of between 1.1 and 1.2 million, input prices remaining stable and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year.

The comparable Adjusted net operating profit for fiscal year 2015 was US$221.4 million.

Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months and half year ended 30 September 2015 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2015; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au